Exhibit 21.1
LIST OF SUBSIDIARIES OF REGISTRANT

Entity Name	Jurisdiction
Aruba Networks Japan KK	Japan
Aruba Private Limited	India
Aruba (Europe) Ltd.	United Kingdom
Aruba Networks Netherlands B.V.	Netherlands
Aruba Singapore Private Limited	Singapore
Aruba Networks Canada	Canada
Aruba Networks GmbH	Germany
Aruba Networks Hong Kong Limited	Hong Kong